UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Notice is hereby given that the Board of Directors of the Company (the “Board”) on Wednesday, September 1, 2021, will consider and approve the First Interim Dividend on equity shares, if any, for the Financial Year 2021-22.

Please note that the record date for the purpose of determining the entitlement of the equity shareholders for the said dividend, if declared, is being fixed as Thursday, September 9, 2021. This is for your information and records.

Further, pursuant to the provisions of the Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 and Insider Trading Prohibition Code of the Company, the Trading Window shall remain closed for dealing in securities of the Company for all Designated Persons from Friday, August 27, 2021 to Friday, September 3, 2021 (both days inclusive).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer